

Mail Stop 4561

February 23, 2006

C. Keith Swaney
President, Chief Operating Officer and Treasurer
PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

> **Re: PVF Capital Corp**
> **Form 10-K for the Fiscal Year Ended June 30, 2005**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2005**
> **File No. 0-24948**

Dear Mr. Swaney:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the Fiscal Year Ended June 30, 2005

Item 1. Business, page 1

Non-Performing Loans and Other Problem Assets, page 6

1.   Please tell us the length of time that your non-accrual loans have been
        contractually past due as of June 30, 2005 and June 30, 2004. Tell us the
        composition of non-accrual loans as of June 30, 2004.

2.   Please tell us and in future filings disclose the underlying reasons for the
        significant increase in non-accrual loans and accruing loans which are
        contractually past due 90 days at June 30, 2005 and June 30, 2004.

Exhibit 13 – 2005 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 8

Provision for Loan Losses, page 16

3.   We note your disclosure on page 17 that the level of classified assets decreased
        from $14.0 million in 2004 to $12.4 million in 2005. Please tell us and in future
        filings define classified assets and reconcile with your disclosure on pages 7 and 8
        of your Form 10-K.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies and Related Matters, page 30

4.   We note your disclosure on page 8 of your Form 10-K that you charge off loans
        against the allowance for loan losses when appropriate. Please tell us and in
        future filings clearly disclose your charge-off policy. Refer to paragraph 13(c) of
        SOP 01-6.

Note 9 – Subordinated Debentures and Notes Payable, page 46

5.   Please provide us with your proposed future disclosure you will use to meet the
        requirements of Rule 3-10(b) of Regulation S-X.

10-Q for the Quarterly Period Ended December 31, 2005

Consolidated Financial Statements

Note 3. Mortgage Banking Activities, page 7

6.   We note that you recorded a mortgage banking provision for unrealized losses on sales of loans for the six months ended December 31, 2005. Please tell us why you recorded the provision, the loans and transaction that the provision specifically relates to, and your basis for this treatment; including the specific accounting literature upon with you relied.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief